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                     October 13, 2020

       Jaime Pous Fern  ndez
       Interim Chief Financial Officer
       Controladora Vuela Compania de Aviacion, S.A.B. de C.V.
       Av. Antonio Doval   Jaime No. 70, 13 Floor, Tower B
       Colonia Zedec Santa Fe
       Mexico City, United Mexican States, 01210

                                                        Re: Controladora Vuela
Compania de Aviacion, S.A.B. de C.V.
                                                            Registration
Statement on Form F-3
                                                            Filed October 7,
2020
                                                            File No. 333-249370

       Dear Mr. Fern  ndez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation
       cc:                                              Grissel A. Mercado